Exhibit 21

Subsidiaries of Dorman Products, Inc.

Significant Subsidiaries	Jurisdiction
RB Distribution, Inc.	Pennsylvania
RB Management, Inc.	Pennsylvania
Dorman Products of America, Ltd.(1)	Kentucky
Motor Power Industries, Inc.	Delaware
Scan-Tech USA/Sweden, A.B.	Sweden
Allparts, Inc.	Delaware
1664403 Ontario Inc.(Hermoff)	Ontario, Canada

(1) Dorman Products of America, Ltd was merged with and into RB Distribution, Inc. effective as of December 31, 2005.